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                            October 18, 2021

       Yulin Wang
       Chief Executive Officer
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form F-1
                                                            Filed September 24,
2021
                                                            File No. 333-258659

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form F-1 filed September 24, 2021

       Cover Page

   1. Please expand your disclosure on the prospectus cover page to provide a description of how cash is transferred
through your organization. State whether any transfers, dividends, or distributions have
been made to date.
 Yulin Wang
FirstName LastNameYulin    Wang
Meihua International Medical Technologies Co., Ltd.
Comapany
October 18,NameMeihua
            2021        International Medical Technologies Co., Ltd.
October
Page 2 18, 2021 Page 2
FirstName LastName
Prospectus Summary
Summary of Significant Risk Factors, page 10

2. Please prominently disclose as significant risk factors the risks related to doing business in
         China as discussed on page 31.
       You may contact Tracey Houser at 202-551-3736 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Joe Laxague, Esq.